Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – October 21, 2011
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
REPORTS 2011 THIRD QUARTER FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Effective January 1, 2011, Precision Drilling Corporation (“Precision” or the “Corporation”) began reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”).  Prior year comparative amounts have been changed to reflect results as if Precision had always prepared its financial results using IFRS.

Precision Drilling Corporation reported net earnings of $83 million or $0.29 per diluted share for the three months ended September 30, 2011 compared to net earnings of $56 million or $0.20 per diluted share for the third quarter of 2010.  Net earnings and net earnings per diluted share for the quarter include the impact of prior period income taxes, including the previously disclosed income tax settlement with the Canada Revenue Agency (“CRA”) and expected Alberta provincial income tax reassessment, which decreased net earnings and net earnings per diluted share by $26 million and $0.09, respectively.  Additionally, Precision recognized a foreign exchange gain that increased net earnings and net earnings per diluted share by $25 million and $0.09, respectively.

Revenue for the third quarter of 2011 was $493 million and earnings before finance charges, income taxes, depreciation, amortization and foreign exchange (“EBITDA”) totalled $186 million compared to $359 million and $113 million, respectively, during the comparable period in 2010. The increase in revenue and EBITDA is a result of increased drilling activity, increased pricing and new asset additions over the prior year period.

Third quarter 2011 revenue and EBITDA were higher than the second quarter 2011 revenue and EBITDA of $345 million and $93 million, respectively, due to continued strong oilfield service activity across North America and the seasonality of oilfield service in Canada known as spring break-up that takes place during the second quarter.  This is a time in Canada where heavy equipment cannot change locations due to road bans and normally occurs in March to June of each year.  Although wet weather impaired activity in Canada during the first part of the third quarter, activity levels increased rapidly in August and September.

For the nine months ended September 30, 2011, Precision reported net earnings of $165 million or $0.57 per diluted share compared to net earnings of $44 million or $0.15 per diluted share for the same period of 2010.  Revenue for the first nine months of 2011 was $1,364 million compared to $994 million for the corresponding period of 2010.  EBITDA totalled $465 million for the first nine months of 2011 compared to $290 million for the same period of 2010.  Higher activity levels and improved pricing in the Contract Drilling Services and Completion and Production Services segments have led to the period-over-period improvement.  Activity for Precision, as measured by drilling utilization days, increased 27% in Canada and 19% in the United States for the first nine months of the year compared with the same period in 2010.

Precision recently secured contracts or firm commitments for four additional new build drilling rigs, which, combined with the 38 previously announced new build rigs, brings the 2011 new build program to 42 rigs.  Of the 42 rigs, 20 rigs are expected to be deployed to U.S. markets and 22 rigs to the Canadian market.  Substantially all the 2011 new build program is expected to be deployed over the next 12 months.  Capital expenditures for 2011 are expected to be $880 million with an additional $413 million expected to be carried over to 2012 to complete the 2011 new build program.

Precision recently contracted three rigs for operations in Saudi Arabia to work on a long-term basis.  These three rigs are from Precision’s existing fleet and are being upgraded by Precision with all three rigs expected to be deployed in the first quarter 2012.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated:  “I am pleased with our third quarter results, both top line revenue growth and the improved pricing and operating margins Precision’s business groups are achieving.  It is most encouraging that customer demand for Precision’s High Performance, High Value services remains strong despite the economic uncertainty we began to experience in the third quarter.   I believe it is particularly important to note that the four new build rigs announced today, the three international rig deployments and the eight new builds announced earlier this month were all committed to by our customers over the past three months.  These new builds announced this month will be delivered well into 2012 demonstrating a long-term view by our customers on the viability and growth of unconventional oil and natural gas resource development in North America.”

“In addition to expanding the North American and international drilling rig fleet this past quarter, Precision made several steps toward achieving its strategic objectives, including enhancing its balance sheet by securing additional long-term debt at attractive rates, expanding its directional drilling service offering through the acquisition of Axis Energy Services and strengthening the vertical integration strategy through the opening of the Houston Technology Center, the headquarters for the rig up, repair, maintenance and training for Precision’s United States operations.  Precision continues to see the benefits of vertical integration through higher operating margins and the market enthusiasm for Precision Super Series rigs.”

“The Precision designed Super Triple rigs, the ST 1200 and the ST 1500, have proven extremely successful in the North American marketplace and we believe this design has supported the company’s gain of a disproportionate share of the North American new build market.  Precision’s ST 1200 was first introduced into the Marcellus in mid-2011 and the success of the design has led to Precision signing contracts for 10 more ST 1200 new builds.  The extension of this design led to the development of the ST 1500, which has proven just as successful, accounting for 12 of our 51 contracted new builds since the beginning of 2010."

“Additionally, the company is capitalizing on growth opportunities in select international markets where customers value Precision’s High Performance, High Value services.  Our deployment of three desert-capable drilling rigs to drill deep gas wells in Saudi Arabia is indicative of the potential for Precision to expand its services in select international markets.  The company will continue to look for new opportunities to expand.”

“While Precision's Canadian activity was hampered by an extended spring break-up in the beginning of third quarter, activity levels rebounded in the last two months of the quarter and are now approaching levels experienced during this past winter drilling season and recent historical highs for the third quarter.  Demand for Precision's services in Canada and the United States is expected to continue the upward trend of the last several quarters as drilling and well servicing activity continues to grow.

“Precision continues to see high levels of customer demand in Canada and the United States for additional Super Series rigs and expects this interest could result in additional new build and upgrade rig contracts during the last two months of the year and into 2012.  These new build rigs are delivered to customers on a long-term contract basis and at attractive rates of return for Precision.  As of October 21, 2011, nine 2011 new build rigs have been delivered and another nine are expected to be delivered by the end of the year with 24 expected to be delivered in 2012.”

“Precision has expanded its rig manufacturing capacity to three rigs per month in an effort to meet market demand for Super Series rigs.  With today’s announcement, the company has announced 51 Tier 1 new build rigs in the past 15 months.  In addition, Precision is utilizing its internal manufacturing capabilities to upgrade up to 20 rigs within its existing fleet during 2011 with approximately 15 of the upgrades consisting of tier upgrades.”

"Due to lower turnkey drilling activity and associated revenue, Precision’s average revenue per day in the United States in the third quarter of 2011 was lower than the second quarter of 2011 by $1,060.   Absent the turnkey drilling effect in the third quarter, dayrates continued the upward trend of the past several quarters.  Precision expects dayrates to continue to increase through the fourth quarter of this year.”

“To start the third quarter of 2011, Precision had 84 rigs working in Canada while we ended the quarter with 138.  Despite industry labour concerns, Precision was able to effectively staff rigs with well trained crews during the activity ramp up this quarter.   Precision expects to be able to continue to effectively staff rigs throughout this winter drilling.”

“Precision also continues to see strong demand for services and equipment provided by the Completion and Production Services segment.  Precision’s service rig fleet worked 83% more hours during the third quarter of 2011 as compared to the second quarter of 2011, and 14% more hours than the third quarter of 2010.  Oil related work, which is more service intensive, is where the vast majority of the service rig hours were achieved during the third quarter of 2011.  The segment generated EBITDA of $28 million during the third quarter of 2011, up 68% from last year.  This improvement was driven by an increase in average hourly servicing rates as well as strong results from the rentals, and camp and catering divisions.  Precision expects the activity levels and financial performance of the Completion and Production Services segment to continue to improve throughout the year and end the year meaningfully above 2010 performance.”

“Precision remains well positioned to react to changes in customer spending while remaining ready to seize opportunities to deploy capital at attractive rates of return and to expand our drilling, directional drilling, Completion and Production and international presence during the remainder of 2011 and into 2012”, concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

(Stated in thousands of Canadian dollars, except per share amounts)	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Change	2011	2010	% Change
Revenue	$492,944	$359,152	37.3	$1,363,619	$994,116	37.2
EBITDA(1)	186,248	112,607	65.4	465,225	290,390	60.2
Net earnings	83,468	56,286	48.3	165,431	43,785	277.8
Cash provided by operations	20,281	67,575	(70.0)	313,915	231,200	35.8
Capital spending:
Upgrade capital expenditures	83,085	29,323	183.3	164,263	50,714	223.9
Expansion capital expenditures	136,591	6,463	2013.4	234,107	14,239	1544.1
Proceeds on sale	(4,610)	(2,072)	122.5	(8,694)	(9,371)	(7.2)
Net capital spending	215,066	33,714	537.9	389,676	55,582	601.1

Net earnings per share:
Basic	0.30	0.20	50.0	0.60	0.16	275.0
Diluted	0.29	0.20	45.0	0.57	0.15	280.0

Contract drilling rig fleet	366	353	3.7	366	353	3.7
Drilling rig utilization days:
Canada	10,505	7,557	39.0	27,246	21,446	27.0
United States	9,716	8,512	14.1	28,053	23,535	19.2
International	177	153	15.7	530	498	6.4
Service rig fleet	220	220	-	220	220	-
Service rig operating hours	85,378	74,734	14.2	228,059	209,540	8.8
 (1)    See “ADDITIONAL GAAP MEASURES”.

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	September 30, 2011	December 31, 2010
Working capital	$731,822	$458,003
Long-term debt(1)	$1,262,038	$804,494
Total long-term financial liabilities	$1,287,795	$834,813
Total assets	$4,351,524	$3,564,540
Long-term debt to long-term debt plus equity ratio(1)	0.37	0.29
(1)	Net of unamortized debt issue costs.

Precision’s average active rig count of 108 rigs in the United States and International for the third quarter of 2011 was up 13 rigs over the same period in 2010 and 4 rigs over the second quarter of 2011.  Precision expects its active rig count to modestly increase over the coming months as its new build and upgraded rigs enter the market.

In Canada, Precision averaged 114 rigs operating during the third quarter of 2011, up 32 rigs over the same period in 2010 and 68 rigs over the second quarter of 2011.  With higher levels of market activity and new build rigs entering the fleet, Precision expects its active rig count during the winter drilling season to surpass levels achieved last winter drilling season.

Revenue in the third quarter of 2011 was $134 million higher than the prior year period.  The increase was mainly due to a period-over-period increase in rates and drilling utilization days in both Canada and the United States.  Revenue in Precision's Contract Drilling Services segment increased by 38% while revenue increased 37% in the Completion and Production Services segment in the third quarter of 2011 compared to the prior year.

EBITDA margin (EBITDA as a percentage of revenue) was 38% for the third quarter of 2011 compared to 31% for the same period in 2010.   The increase in EBITDA margin was primarily attributable to higher utilization and higher average dayrates in both Canada and the United States in the third quarter of 2011 versus the prior year period.  Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment and prior period numbers have been reclassified to reflect this change. In the Contract Drilling Services segment, Precision currently owns 367 contract drilling rigs, including 206 in Canada, 158 in the United States and 3 rigs in international locations.  Precision’s Completion and Production Services segment includes 200 service rigs, 20 snubbing units, 83 wastewater treatment units, 81 drilling and base camps and a broad mix of rental equipment.

On September 9, 2011 Precision closed the acquisition of Axis Energy Services Holdings Inc. (“Axis”).  Axis provides directional drilling and MWD services, primarily in Western Canada and has a 30 job capacity.  Axis was formed in 2006 and had approximately 70 employees.

As previously disclosed in a news release on September 6, 2011, Precision reached an agreement with the CRA to resolve an income tax reassessment made by the CRA and disputed by Precision.  Based on the settlement agreement, Precision received an income tax reassessment from the CRA of $26 million federal tax plus interest of $11 million.  The anticipated reassessed total of $37 million is $170 million less than the February 2011 reassessment and will result in a refund of approximately $72 million to Precision.  As part of the settlement agreement, Precision has waived all rights to appeal the reassessment.  Additionally, Precision anticipates that the CRA settlement should result in an Alberta provincial income tax reassessment and interest charges totalling $13 million for total charges of $50 million.

On July 26, 2011 Precision completed an offering of US$400 million aggregate principal 6.50% senior unsecured notes due 2021 in a private placement.  Precision is using the net proceeds from the offering to fund its capital expenditure program and for general corporate purposes.

Oil prices were higher and natural gas prices were lower during the third quarter of 2011 compared with the year ago period.  For the third quarter of 2011, West Texas Intermediate crude oil averaged US$89.59 per barrel, 18% higher when compared to US$75.97 per barrel in the same period in 2010.  AECO natural gas spot prices averaged $3.66 per MMBtu, 13% lower than the third quarter 2010 average of $4.21 per MMBtu.  In the United States, Henry Hub natural gas spot prices averaged US$4.12 per MMBtu in the third quarter of 2011, a decrease of 4% over the third quarter 2010 average of US$4.28 per MMBtu.

Summary for the three months ended September 30, 2011:

• Operating earnings were $122 million and 25% of revenue, compared to $58 million and 16% of revenue in the third quarter of 2010. Operating earnings were positively impacted by the increase in activity and rates in the majority of Precision’s operations.

• General and administrative expenses were $24 million, in line with the third quarter of 2010.  Increased costs associated with higher activity were offset by lower incentive compensation costs tied to the price of Precision’s common shares.

• Finance charges were $34 million, an increase of $12 million from the third quarter of 2010.  The increase was due to $15 million of interest expense associated with the CRA income tax settlement and expected Alberta provincial income tax reassessment and higher debt levels during the period offset by the third quarter of 2010 which included finance charges of $7 million relating to higher amortization of debt issue costs.

• Funds provided by operations in the third quarter of 2011 were $73 million, a decrease of $54 million from the prior year comparative quarter of $127 million.  The decrease was due to the current period re-characterization of the February 2011 CRA cash payment of $108 million from an investment activity on the statement of cash flow to an operating activity with the agreed to settlement partially offset by stronger operating results.

• In November 2010 and again in August 2011 with the new 6.5% senior unsecured notes, Precision has designated its U.S. dollar denominated long-term debt as a hedge against its net investment in its United States operations.  As a result, for the first nine months of 2011 the gain on translation of the U.S. denominated long-term debt is recognized in comprehensive income while in the comparative period it was recognized as an expense in the period.  During the third quarter, the Canadian dollar weakened in relation to the U.S. dollar giving rise to a foreign exchange gain of $34 million on the net U.S. dollar denominated monetary position held in the Canadian based operations.

• Capital expenditures for the purchase of property, plant and equipment were $220 million in the third quarter, an increase of $184 million over the same period in 2010.  Capital spending for the third quarter of 2011 included $137 million for expansion capital and $83 million for the maintenance and upgrade of existing assets.

• Average revenue per utilization day for contract drilling rigs increased in the third quarter of 2011 to US$21,020 from the prior year third quarter of US$18,914 in the United States and increased in Canada to $17,615 in the third quarter of 2011 from $15,686 for the third quarter of 2010. The increase in revenue rates for the third quarter in Canada and the United States reflects a greater proportion of Tier 1 and Tier 2 rigs working and the pricing leverage of higher overall industry utilization compared to the prior year quarter.  In Canada, for the third quarter of 2011, 35% of Precision’s utilization days were achieved from drilling rigs working under term contracts compared to 31% in the 2010 comparative period.  In the United States, for the third quarter of 2011, 79% of Precision’s utilization days were generated from rigs working under term contracts compared to 57% in the 2010 comparative period.    Turnkey revenue for the third quarter of 2011 was US$7 million compared with US$15 million in 2010.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $678 in the third quarter of 2011 compared to $605 in the third quarter of 2010.

• Average operating costs per utilization day for drilling rigs increased in the third quarter of 2011 to US$12,467 from the prior year third quarter of US$12,429 in the United States and increased from $8,303 in 2010 to $8,922 in Canada. The cost increase in the United States was primarily due to a labour rate increase that became effective in December 2010 partially offset by 2011 cost control initiatives.  The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2010 and higher repairs and maintenance costs in preparation for an expected busy winter drilling season.   Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $484 in the third quarter of 2011 as compared to $439 in the third quarter of 2010 primarily due to a labour rate increase and higher maintenance costs to prepare for increased activity.  Typically, labour rate increases are recovered in dayrate increases.

Summary for the nine months ended September 30, 2011:

• Revenue for the first nine months of 2011 was $1,364 million an increase of 37% over the 2010 period.

• Operating earnings were $285 million, an increase of $146 million or 105% over 2010.  Operating earnings were 21% of revenue in 2011 compared to 14% in 2010.

•  General and administrative costs were $89 million, an increase of $16 million over the first nine months of 2010 primarily because of the increased accruals for stock-based compensation in 2011.

• Finance charges were $93 million, a decrease of $10 million from the first nine months 2010 due to lower interest costs and lower amortization of debt issue costs partially offset by interest expense associated with the CRA income tax settlement and expected Alberta provincial income tax reassessment.  During 2011 Precision refinanced $175 million 10% senior unsecured notes resulting in a charge of $27 million for the make-whole premium while 2010 includes a loss on settlement of debt facilities of $25 million.

• Funds provided by operations for the nine months of 2011 were $336 million, an increase of $66 million from the prior year comparative quarter of $270 million.  The increase was due to stronger operating results compared to the prior year period partially offset by the February 2011 CRA cash payment of $108 million and the re-characterization of this amount in the statement of cash flow.

• Capital expenditures for the purchase of property, plant and equipment were $398 million in the first nine months of 2011, an increase of $333 million over the same period in 2010.  Capital spending for 2011 to date included $234 million for expansion capital and $164 million for the maintenance and upgrade of existing assets.

OUTLOOK

Precision has a strong portfolio of long-term customer contracts that provides a base level of activity and revenue.  Precision expects to have an average of approximately 130 rigs committed under term contracts in North America in the fourth quarter of 2011, an average of 114 rigs contracted for the first quarter of 2012 and 96 for the second quarter of 2012.  In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States they generate about 365 utilization days per rig year in most regions.

For 2011, based on current drilling rig contracts, Precision expects to average 44 rigs in Canada under term contract and, 78 in the United States and internationally.  For 2012, Precision currently has term contracts in place for an average of 89 rigs, with 47 in Canada and 42 in the United States and internationally.  Since the second quarter 2011 earnings release, Precision has added term contracts that increased the average for 2011 from 116 rigs to 123 rigs working under term contract and from 67 to 89 rigs under term contract for 2012.

Capital expenditures are expected to be approximately $880 million for 2011, of which $398 million was expended during the first nine months of 2011.  The 2011 total includes $144 million for sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for 2011. Additionally, $508 million is slated for expansion capital and includes the cost to complete the drilling rigs from the 2010 new build rig program and a portion of the new build rigs for 2011. The total capital expenditures also include an estimated $228 million to upgrade 15 to 20 rigs in 2011 and to purchase long lead time items for the Corporation’s capital inventory. These long lead time items include top drives, masts and engines, that can be used for North American or international new build rig opportunities and rig tier upgrades. Precision expects that the $880 million will be split $790 million for the Contract Drilling segment and $90 million for the Completion and Production Services segment.  An additional $413 million of capital expenditures is expected to carry forward to 2012 to complete the 2011 new build rig program.

Demand remains very strong for additional Tier 1 Super Series rigs for both Canada and the United States.  Precision believes that customer demand, specifically for those operating in the Bakken, Eagle Ford, West Texas, Niobrara , Marcellus and Utica, will result in additional new build rig opportunities.  Oil and liquids rich plays in Canada, such as the Cardium, Viking, Duvernay and heavy oil, will also provide additional opportunities for new build rigs.  Precision continues to see attractive opportunities to upgrade lower tier rigs in both Canada and the United States.

To date in 2011, there has been substantially higher drilling activity in Canada and the United States than in the prior year. Precision believes that oil and liquids rich natural gas directed drilling will continue to drive Tier 1 and Tier 2 rig counts higher in North America.  Precision believes the vast majority of oil and liquids plays are economic at oil prices below those experienced over the past 12 months.  According to industry sources, as at October 14, 2011, the United States active land drilling rig count was up about 21% from the same point in the prior year while the Canadian drilling rig count had also increased about 21%.  With the period-over-period improvements in rig utilization, there have been recent improvements in spot market dayrates charged to customers in both Canada and in the United States.  The dayrate improvement trend witnessed over the past several quarters is expected to continue through the fourth quarter of this year.

Natural gas production in the United States has remained strong despite reduced drilling activity over the past two years.  The United States natural gas storage levels as at October 7, 2011 were 2% above the five-year average and 2% below storage levels of a year ago.  This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the West Texas, Bakken and Eagle Ford has resulted in the United States oil rig count as at October 14, 2011 to be 55% higher than it was a year ago.  Precision has more equipment working in oil related plays than at any time in the last 20 years, while approximately 30% of Precision’s active rig count is drilling for natural gas targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, natural gas prices have remained at relatively low levels.  To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays.  If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling.  With the current demand for oil and liquids rich natural gas drilling, Precision believes further reductions in natural gas directed drilling would continue to be mostly offset by increases in oil and liquids rich natural gas drilling.

Precision is encouraged by the recent strong activity levels in our business and is excited about the first half of 2012, which we believe represents an opportunity to demonstrate our value to customers by providing High Performance, High Value services that deliver low customer well costs and strong margins to Precision.

SEGMENTED FINANCIAL RESULTS

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment.  Precision views its corporate segment as a support function that provides assistance to more than one segment.  Beginning with the first quarter of 2011 Precision has included United States based corporate costs, previously included in Contract Drilling Services, in the Corporate and Other segment.  Prior period numbers have been restated to reflect these changes.  Precision’s operations are reported in two segments; the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, rental, camp and catering and wastewater treatment divisions.

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2011	2010	% Change	2011	2010	% Change
Revenue:
Contract Drilling Services	$413,131	$300,002	37.7	$1,137,640	$828,592	37.3
Completion and Production Services	83,153	60,612	37.2	234,960	173,791	35.2
Inter-segment eliminations	(3,340)	(1,462)	128.5	(8,981)	(8,267)	8.6
	$492,944	$359,152	37.3	$1,363,619	$994,116	37.2

EBITDA(1)
Contract Drilling Services	$171,950	$108,924	57.9	$448,669	$290,491	54.5
Completion and Production Services	28,010	16,642	68.3	70,694	41,255	71.4
Corporate and Other	(13,712)	(12,959)	5.8	(54,138)	(41,356)	30.9
	$186,248	$112,607	65.4	$465,225	$290,390	60.2
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

(Stated in thousands of Canadian	Three months ended September 30,					Nine months ended September 30,
dollars, except where noted)	2011		2010		% Change	2011		2010		% Change
Revenue		$413,131		$300,002	37.7		$1,137,640		$828,592	37.3
Expenses:
Operating		233,957		182,421	28.3		665,035		513,891	29.4
General and administrative		7,224		8,657	(16.6)		23,936		24,210	(1.1)
EBITDA (1)		171,950		108,924	57.9		448,669		290,491	54.5
Depreciation		56,158		46,008	22.1		156,631		127,976	22.4
Operating earnings(1)		$115,792		$62,916	84.0		$292,038		$162,515	79.7
Operating earnings as a percentage of revenue		28.0%		21.0%			25.7%		19.6%
Drilling rig revenue per utilization day in Canada		$17,615		$15,686	12.3		$17,840		$15,681	13.8
Drilling rig revenue per utilization day in the United States(2)	US$	21,020	US$	18,914	11.1	US$	21,302	US$	18,792	13.4
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended September 30,
Canadian onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	205	810	202	805
Drilling rig operating days (spud to release)	9,487	40,763	6,816	29,575
Drilling rig operating day utilization	51%	55%	37%	40%
Number of wells drilled	1,005	3,601	820	3,178
Average days per well	9.4	11.3	8.3	9.3
Number of metres drilled (000s)	1,594	6,787	1,288	5,422
Average metres per well	1,586	1,885	1,571	1,706
Average metres per day	168	167	189	183

	Nine months ended September 30,
Canadian onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	205	810	202	805
Drilling rig operating days (spud to release)	24,393	104,108	19,315	82,941
Drilling rig operating day utilization	44%	48%	35%	38%
Number of wells drilled	2,492	8,634	2,077	7,902
Average days per well	9.8	12.1	9.3	10.5
Number of metres drilled (000s)	3,936	16,052	3,457	13,757
Average metres per well	1,579	1,859	1,665	1,741
Average metres per day	161	154	179	166
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	100	1,695	78	1,297
June 30	102	1,803	88	1,464
September 30	106	1,915	93	1,603
Year to date average	103	1,805	86	1,463
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Contract Drilling Services segment revenue for the third quarter of 2011 increased by 38% to $413 million and EBITDA increased by 58% to $172 million compared to the same period in 2010. The increase in revenue and EBITDA was due to the higher drilling rig activity and higher average rates per day for both Canada and the United States.

Activity in North America was impacted by increased customer demand for oil related drilling activity as a result of higher global oil prices.  In the third quarter, drilling rig revenue per utilization day in Canada was up 12% over the prior year while in the United States drilling rig revenue per utilization day was up 11%.  The increase in average dayrates for both Canada and the United States was the result of increased rig demand.  During the quarter, 35% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 32% in 2010 while in the United States 79% of utilization days were generated from rigs under term contract as compared to 57% in the prior year period.  At the end of the quarter, Precision had 83 drilling rigs working under term contracts in the United States and 50 in Canada.

Drilling rig utilization days in Canada (drilling days plus move days) during the third quarter of 2011 were 10,505, an increase of 39% compared to 7,557 in 2010.   Drilling rig utilization days for Precision in the United States were 14% higher than the same quarter of 2010 due to increased customer demand with the majority of the additional activity coming from oil and liquids rich natural gas related plays.  On average, Precision had two rigs working internationally during the third quarter of 2011 the same as the corresponding quarter of 2010.

Contract Drilling Services segment operating costs were 57% of revenue for the quarter which is four percentage points lower than the prior year period. On a per day basis, operating costs for the drilling rig division in Canada were above the prior year primarily because of an increase in crew wage expense effective October 2010. Operating costs for the quarter in the United States on a per day basis were marginally up from the comparable period in 2010 due to a crew wage increase effective December 2010 offset by a reduction in costs resulting from 2011 cost control initiative.

Quarterly depreciation in the Contract Drilling Services segment increased 22% from the prior year due to the increase in activity in both Canada and the United States and $2 million of depreciation in 2011 recorded on idle contract drilling assets. Both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

(Stated in thousands of Canadian	Three months ended September 30,			Nine months ended September 30,
dollars, except where noted)	2011	2010	% Change	2011	2010	% Change
Revenue	$83,153	$60,612	37.2	$234,960	$173,791	35.2
Expenses:
Operating	51,750	41,523	24.6	153,212	125,277	22.3
General and administrative	3,393	2,447	38.7	11,054	7,259	52.3
EBITDA(1)	28,010	16,642	68.3	70,694	41,255	71.4
Depreciation	6,676	6,432	3.8	18,830	17,867	5.4
Operating earnings(1)	$21,334	$10,210	109.0	$51,864	$23,388	121.8

Operating earnings as a percentage of revenue	25.7%	16.8%		22.1%	13.5%

Well servicing statistics: (2)
Number of service rigs (end of period)	220	220	-	220	220	-
Service rig operating hours	85,378	74,734	14.2	228,059	209,540	8.8
Service rig operating hour utilization	42%	37%		38%	35%
Service rig revenue per operating hour	$678	$605	12.1	$689	$619	11.3
(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Now includes snubbing services. Comparative numbers have been restated to reflect this change.

Completion and Production Services segment revenue for the third quarter increased by 37% from the third quarter of 2010 to $83 million and EBITDA increased by 68% to $28 million.  The increase in revenue and EBITDA is attributable to increased activity in all of the divisions as customers increase spending in response to higher oil and natural gas liquids commodity prices.

Well servicing activity increased 14% from the prior year period, with the fleet generating 85,378 operating hours in the third quarter of 2011 compared with 74,734 hours in the prior year quarter for utilization of 42% and 37%, respectively.  The increase was a result of increased service rig activity due to completion and production work on oil wells.  Approximately 92% of the third quarter service rig activity was oil related.     Precision's rental division activity was 78% higher than the prior year comparative period primarily due to completion related activity and new equipment added to the fleet.  Precision’s camp and catering division benefited from an 80-man base camp in Canada that is contracted to the end of 2011 and increased drill camp activity.

Average service rig revenue increased $73 per operating hour to $678 from the prior year period due to increased labour and fuel costs passed through to the customer.

Operating costs as a percentage of revenue decreased to 62% in the third quarter of 2011 from 69% in the same period of 2010. Operating costs per service rig operating hour increased over the comparable period in 2010 due primarily to higher wages and higher maintenance costs to prepare for increased activity.

Depreciation in the Completion and Production Services segment in the third quarter of 2011 was 4% higher than the prior year due to increased activity.  The well servicing division uses the unit of production method of calculating depreciation while the other operating divisions within the Completion and Production Services segment use the straight-line method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Precision views its corporate segment as support functions that provide assistance to more than one segment.  Beginning with the first quarter of 2011 Precision has included United States based corporate costs, which were previously in the Contract Drilling Services segment, in the corporate segment and restated prior period comparatives. The Corporate and Other segment had an EBITDA loss of $14 million for the third quarter of 2011, $1 million higher than the prior year comparative period due to increased costs associated with higher activity offset by lower share based performance incentive costs.

OTHER ITEMS

Net financial charges for the quarter were $34 million, an increase of $12 million from the third quarter of 2010 due to $15 million in interest on the CRA income tax settlement and expected Alberta provincial income tax charges, higher long-term debt interest expense of $4 million offset by $6 million of higher debt amortization costs in 2010.

Finance charges for the three and nine month periods ended September 30, 2011 and 2010 are as follows:

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2011	2010	2011	2010
Interest:
Long-term debt	$18,942	$14,533	$48,415	$51,893
Tax settlement and reassessment	14,621	-	14,621	-
Other	55	31	101	63
Income	(317)	(337)	(735)	(534)
Amortization of debt issue costs	931	7,017	2,462	24,777
Debt amendment fees	-	-	1,134	-
Loss on settlement of debt facilities	-	604	26,942	25,030
Accelerated amortization of debt issue costs
from voluntary debt repayments	-	-	-	1,590
Finance charges	$34,232	$21,848	$92,940	$102,819

The Corporation had a foreign exchange gain of $34 million during the third quarter of 2011 due to the strengthening of the Canadian dollar versus the U.S. dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar based companies.

Precision’s effective tax rate on earnings before income taxes for the first nine months of 2011 was 26% compared to 8% in the same period of the prior year.  The higher effective tax rate for 2011 is primarily the result of higher earnings as compared to prior period and the impact in the prior period of income taxed at lower rates.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions.  Expansion capital for new build rig programs require two to five year term contracts in order to mitigate capital recovery risk.

Liquidity remains sufficient as Precision had a cash balance of $501 million and the US$550 million senior secured revolving credit facility (“Secured Facility”) remains undrawn except for US$23 million in outstanding letters of credit as at September 30, 2011. Subject to certain conditions, the Secured Facility may be increased by an additional US$100 million. In addition to the Secured Facility, Precision has available $40 million in operating facilities which are used for working capital management.

During July 2011, Precision closed an offering of US$400 million aggregate principal amount of 6.5% senior unsecured notes due 2021 (the “6.5% Senior Notes due 2021”) in a private placement. Net proceeds from the 6.5% Senior Notes due 2021 offering will be used for capital expenditures and general corporate purposes.

During June 2011, Precision entered into an amendment to its Secured Facility which: (i) reduced the margins and rates applicable to interest rates and fees payable under the Secured Facility; (ii) extended the maturity date of the Secured Facility to November 17, 2015 from November 17, 2013; (iii) increased the amount of unsecured indebtedness permitted to be incurred under the Secured Facility; (iv) increased the consolidated senior debt to EBITDA ratio from 2.5:1 to 3:1; and (v) increased the consolidated total debt to EBITDA ratio from 3.5:1 to 4:1.

During March 2011, Precision issued $200 million aggregate principal amount of 6.5% senior unsecured notes due 2019 in a private placement.  The net proceeds and cash on hand were in effect used to repay the $175 million 10% senior unsecured notes.  The total repayment of approximately $204 million included the $175 million in principal, accrued interest and a make-whole premium.  The make-whole premium of $27 million was a charge to earnings in the first quarter of 2011.

During November 2010, Precision closed an offering of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “6.625% Senior Notes due 2020”) in a private placement.  Net proceeds from the 6.625% Senior Notes due 2020offering were used to repay in full the outstanding indebtedness under the Corporation’s then existing term loan A and term loan B credit facilities.  At that time, the outstanding balance under the term loan A credit facility was approximately US$263 million and the outstanding balance under the term loan B credit facility was approximately US$318 million. In conjunction with the closing of the 6.625% Senior Notes due 2020 offering, Precision terminated its then existing secured credit facilities and entered into the Secured Facility. Subject to certain conditions, the new Secured Facility may be increased by an additional US$100 million.

As at September 30, 2011 and December 31, 2010 Precision had the following long-term debt balances:

(Stated in thousands of Canadian dollars)	September 30, 2011	December 31, 2010
Senior secured revolving credit facility	$-	$-
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	675,285	646,490
6.5% senior notes due 2021 (US$400 million)	415,560	-
6.5% senior notes due 2019	200,000	-
10.0% senior notes	-	175,000
	1,290,845	821,490
Less net unamortized debt issue costs	(28,807)	(16,996)
	$1,262,038	$804,494

As at September 30, 2011, the Corporation was in compliance with the covenants under the Secured Facility and expects to remain in compliance with such covenants and have complete access to credit lines during the remainder of 2011.

The current blended cash interest cost of Precision’s debt is approximately 6.57% compared to 7.30% as at December 31, 2010.

In November 2010 and again in July 2011 Precision designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)
	2010 (IFRS)	2011 (IFRS)
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$435,537	$525,350	$345,325	$492,944
EBITDA(1)	144,518	186,411	92,566	186,248
Net earnings (loss):	(250)	65,560	16,403	83,468
Per basic share	-	0.24	0.06	0.30
Per diluted share	-	0.23	0.06	0.29
Funds provided by operations(1)	133,903	192,337	70,766	73,182
Cash provided by operations	75,064	117,322	176,312	20,281

	2009 (CGAAP)(2)	2010 (IFRS)
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$286,067	$373,136	$261,828	$359,152
EBITDA(1)	92,615	117,658	60,125	112,607
Net earnings (loss):	(24,885)	56,917	(69,418)	56,286
Per basic share	(0.09)	0.21	(0.25)	0.20
Per diluted share	(0.09)	0.20	(0.25)	0.20
Funds provided by operations(1)	123,728	102,759	40,692	126,811
Cash provided by operations	70,631	20,624	143,001	67,575
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Financial information prepared under Canadian Generally Accepted Accounting Principles (CGAAP) applicable at that time.

ADDITIONAL GAAP MEASURES

Precision uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors.  The following are the measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, earnings before finance charges, income taxes, depreciation, amortization and foreign exchange (“EBITDA”), as derived from information reported in the Consolidated Statements of Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization charges affect results.

Operating Earnings
Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations
Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Precision is reporting its financial results in accordance with IFRS from January 1, 2011, the changeover date set by the Canadian Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year from the effective date is required.

For the three and nine months ended September 30, 2010 Precision has restated the operating results as if it had always prepared financial results in accordance with IFRS.  As a result of componentization of capital assets and applying different depreciation rates to the different components under IFRS, partially offset by the write-down of certain assets to fair market value, depreciation expense for the third quarter of 2010 has increased by $7 million over the amount previously reported and for the nine month period ended September 30, 2010 increased by $19 million.  In addition, Precision has a cash settled share appreciation rights plan which was previously recorded based on the intrinsic value method whereas IFRS requires the use of an option pricing model.  The difference in method resulted in a slight decrease to the stock based compensation expense reported in the third quarter of 2010 of $10 thousand and $0.4 million for the nine month period ended September 30, 2010.  Together these adjustments had a net tax impact of reducing the deferred tax expense in the third quarter of 2010 by $2 million and $6 million for the nine month period ended September 30, 2010.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”,  “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: the timing and deployment of new build and upgraded drilling rigs; our view of customers’ long-term outlook on the viability and growth of unconventional oil and natural gas resource development in North America; that Precision is well-positioned to respond to changes in the spending of its customers; Precision's potential to expand in international markets; that demand for Precision's services in Canada and the United States will continue the upward trend of the last several quarters; interest in Precision's Super Series rigs resulting in additional new build and upgrade rig contracts; that Precision will be able to meet staffing challenges; that activity levels and the financial performance of the Completion and Production Services segment will improve throughout the year and end the year meaningfully above 2010 performance; that Precision's active rig count in the United Sates will increase modestly in the coming months as new build and upgraded rigs enter the market; that the active rig count during the winter drilling season will surpass those levels achieved during last winter drilling season; the expected Alberta provincial income tax reassessment;  Precision's level and timing of capital expenditures and anticipated uses of capital; the anticipated cost of upgrading rigs and purchasing long lead time items for future new build rigs or rig upgrades; the number of rigs committed to terms contracts in North America; that customer demand will result in additional new build rig opportunities;  that dayrates will continue to improve for the remainder of 2011; the potential for a further reduction in demand for natural gas drilling; that a reduction in natural gas directed drilling would be mostly offset by increases in oil and liquids rich natural gas drilling; Precision's financial flexibility and ability to capitalize on acquisitions and growth opportunities; and Precision's continued compliance with its financial covenants and ability to access its credit lines.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; interpretation of tax filing position for prior period transactions; the availability of qualified personnel, management or other key inputs; the enforceability of term contracts; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2011	2010

ASSETS
Current assets:
Cash	$501,145	$256,831
Accounts receivable	510,295	414,901
Income tax recoverable	55,925	-
Inventory	7,063	4,933

Total current assets	1,074,428	676,665

Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	2,842,333	2,532,398
Intangibles	7,415	6,366
Goodwill	362,769	284,532
Total non-current assets	3,277,096	2,887,875
Total assets	$4,351,524	$3,564,540

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$346,135	$217,799
Income tax payable	-	863
Long-term debt	-	-
Total current liabilities	346,135	218,662

Non-current liabilities:
Share based compensation	8,171	12,268
Provisions and other	17,586	18,051
Long-term debt	1,262,038	804,494
Deferred tax liabilities	613,781	578,239

Total non-current liabilities	1,901,576	1,413,052

Shareholders’ equity:
Shareholders’ capital	2,203,613	2,200,031
Contributed surplus	16,210	11,266
Deficit	(66,820)	(232,251)
Accumulated other comprehensive loss	(49,190)	(46,220)
Total shareholders’ equity	2,103,813	1,932,826

Total liabilities and shareholders’ equity	$4,351,524	$3,564,540

CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(stated in thousands of Canadian dollars, except per share amounts)	2011	2010	2011	2010

Revenue	$492,944	$359,152	$1,363,619	$994,116

Expenses:
Operating	282,367	222,482	809,266	630,901
General and administrative	24,329	24,063	89,128	72,825
Earnings before finance charges, foreign exchange, income taxes and depreciation and amortization	186,248	112,607	465,225	290,390

Depreciation and amortization	64,504	54,364	180,416	151,649
Operating earnings	121,744	58,243	284,809	138,741
Other items:
Foreign exchange	(34,105)	(18,003)	(31,300)	(11,670)
Finance charges	34,232	21,848	92,940	102,819
Earnings before tax	121,617	54,398	223,169	47,592
Income taxes:
Current	38,730	608	40,882	4,755
Deferred	(581)	(2,496)	16,856	(948)
	38,149	(1,888)	57,738	3,807

Net earnings	$83,468	$56,286	$165,431	$43,785
Earnings per share:
Basic	$0.30	$0.20	$0.60	$0.16
Diluted	$0.29	$0.20	$0.57	$0.15

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2011	2010	2011	2010
Net earnings	$83,468	$56,286	$165,431	$43,785
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	96,717	(35,000)	59,865	(19,850)
Foreign exchange loss on net investment hedge with U.S. denominated debt, net of tax of	$(80,034)	-	(62,835)	-
Comprehensive income	$100,151	$21,286	$162,461	$23,935

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2011	2010
Cash provided by (used in):
Operations:
Net earnings	$165,431	$43,785
Adjustments for:
Long-term compensation plans	15,156	6,381
Depreciation and amortization	180,416	151,649
Foreign exchange	(31,696)	(10,595)
Finance charges	92,940	102,819
Income taxes	57,738	3,807
Other	(1,070)	(1,604)
Income taxes paid	(111,166)	(5,589)
Income taxes recovered	400	30,367
Interest paid	(32,646)	(51,171)
Interest received	782	413
Funds provided by operations	336,285	270,262
Changes in non-cash working capital balances	(22,370)	(39,062)
	313,915	231,200
Investments:
Business acquisitions, net of cash acquired	(92,886)	–
Purchase of property, plant and equipment	(398,370)	(64,953)
Proceeds on sale of property, plant and equipment	8,694	9,371
Changes in non-cash working capital balances	10,637	7,785
	(471,925)	(47,797)
Financing:
Repayment of long-term debt	(175,000)	(103,760)
Premium paid on settlement of unsecured senior notes	(26,688)	–
Debt issue costs	(13,304)	(2,165)
Debt facility amendment costs	(1,134)	(997)
Re-purchase of trust units of dissenting unitholders	–	(6)
Increase in long-term debt	581,520	–
Issuance of common shares on the exercise of options	2,100	–
Changes in non-cash working capital balances	(746)	–
	366,748	(106,928)

Effect of exchange rate changes on cash and cash equivalents	35,576	1,435
Increase in cash and cash equivalents	244,314	77,910
Cash and cash equivalents, beginning of period	256,831	130,799
Cash and cash equivalents, end of period	$501,145	$208,709

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total equity
Balance at January 1, 2011	$2,200,031	$11,266	$(46,220)	$(232,251)	$1,932,826
Net earnings for the period	–	–	–	165,431	165,431
Other comprehensive loss for the period	–	–	2,970	–	2,970
Share options exercised	3,198	(1,098)	–	–	2,100
Issued on redemption of non-management directors DSUs	384	(384)	–	–	–
Share based compensation expense	–	6,426	–	–	6,426
Balance at September 30, 2011	$2,203,613	$16,210	$(49,190)	$(66,820)	$2,103,813

(Stated in thousands of Canadian dollars)
	Shareholders’/ unitholders capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total equity
Balance at January 1, 2010	$2,198,738	$–	$–	$(275,786)	$1,922,952
Net earnings for the period	–	–	–	43,785	43,785
Other comprehensive loss for the
period	–	–	(19,850)	–	(19,850)
Issued on redemption of non-
management directors DSUs	204	–	–	–	204
Cancellation of units owned by
dissenting unitholders	(9)	3	–	–	(6)
Reclassification of exchangeable
LP unit liability on
conversion to a corporation	891	–	–	–	891
Reclassification of share option
plan and non-management
directors DSU liabilities on
conversion to a corporation	–	7,271	–	–	7,271
Share based compensation
expense	–	2,388	–	–	2,388
Balance at September 30, 2010	$2,199,824	$9,662	$(19,850)	$(232,001)	$1,957,635

THIRD QUARTER 2011 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Friday, October 21, 2011.

The conference call dial in numbers are 1-877-440-9795 or 416-340-8527

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until October 28, 2011 by dialing 1-800-408-3053 or 905-694-9451, pass code 3411661.

About Precision

Precision is a leading provider of safe, High Performance, High Value energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com